UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

REGISTER.COM, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75914G101

(CUSIP Number)

Vector Capital Corporation, Ranger Holdco, Inc.

c/o Vector Capital Corporation

456 Montgomery Street, 19th Floor

San Francisco, CA 94104

Telephone: (415) 293-5000

Attn: Alexander R. Slusky

with a copy to:

Michael J. Kennedy / Steve L. Camahort

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75914G101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ranger Holdco, Inc. 20-3478828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 3,016,030 shares of Common Stock (see Items 3, 4 and 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,016,030 shares of Common Stock (see Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12% (see Items 3, 4 and 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 75914G101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Corporation 94-3311525
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 3,016,030 shares of Common Stock (see Items 3, 4 and 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,016,030 shares of Common Stock (see Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12% (see Items 3, 4 and 5)
14.	Type of Reporting Person (See Instructions) CO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Register.com, Inc. a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 575 Eighth Avenue, 8th Floor, New York, New York 10018.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by Vector Capital Corporation, a Delaware corporation (“Vector Capital”), and Ranger Holdco, Inc., a Delaware corporation (“Ranger Holdco” and, together with Vector Capital, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 99.1.

(b) The address of the principal executive office of each of the Reporting Person is c/o Vector Capital Corporation, 456 Montgomery St., 19th Floor, San Francisco, California 94104.

(c) Vector Capital is principally engaged in the business of managing a portfolio of funds which make investments in securities of public and private companies. Ranger Holdco is a newly formed company that was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and those transactions. Vector Capital is currently the sole stockholder of Ranger Holdco.

(d) Neither the Reporting Persons, nor, to their knowledge, any person named in Schedule A or Schedule B hereto is required to disclose legal proceedings pursuant to Item 2(d).

(e) Neither the Reporting Persons, nor, to their knowledge, any person named in Schedule A or Schedule B hereto is required to disclose legal proceedings pursuant to Item 2(e).

(f) To the knowledge of the Reporting Persons, each of the persons named in Schedule A and Schedule B attached hereto is a citizen of the United States.

Set forth on Schedule A and Schedule B is the name and present principal occupation or employment and the name, principal business and address, of each of the Reporting Persons’ directors and executive officers as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

The Company, Ranger Holdco and Ranger Mergerco, Inc., a Delaware corporation and a wholly owned subsidiary of Ranger Holdco (“Merger Sub”), have entered into a definitive Agreement and Plan of Merger, dated as of August 9, 2005 (the “Merger Agreement”) for the Company to be acquired in an all-cash transaction for a purchase price of $7.81 per share.

On September 14, 2005, Barington Companies Equity Partners, L.P, a Delaware limited partnership (“Barington Equity Partners”), Barington Companies Offshore Fund, Ltd. (BVI), a limited company organized under the laws of the British Virgin Islands (“Barington Offshore”), Parche, LLC, a Delaware limited liability company (“Parche”) and Starboard Value & Opportunity Fund, LLC, a Delaware limited liability company (“Starboard”, and, collectively with Barington Equity Partners, Barington Offshore and Parche, the “Stockholders”), entered into a voting agreement with Ranger Holdco (the “Voting Agreement”) pursuant to which the Stockholders agreed, among other things, to vote their shares of Common Stock in favor of approval of the merger contemplated by the Merger Agreement (the “Merger”) and the adoption and approval of the Merger Agreement. Barington Equity Partners holds an aggregate of 817,724 shares of Common Stock, Barington Offshore holds an aggregate of 279,926 shares of Common Stock, Parche holds an aggregate of 512,212 shares of Common Stock and Starboard holds an aggregate of 1,406,168 shares of Common Stock. In addition, each of the Stockholders granted an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement. Ranger Holdco did not pay additional consideration in connection with the execution and delivery of the Voting Agreement. References to, and descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 99.2 and 99.3, respectively, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

(a)-(b) Subject to the terms and conditions thereof, the Merger Agreement provides for the merger of the Company with and into Merger Sub. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $7.81 in cash.

The Merger Agreement has been approved by the Company’s board of directors upon the recommendation of a committee comprised of independent directors (which did not include director James Mitarotonda), and by Ranger Holdco’s board of directors. The transaction is subject to approval by the holders of a majority in interest of Common Stock. The Stockholders, who own in the aggregate 3,016,030 shares of Common Stock1, have agreed to vote in favor of the Merger and the adoption and approval of the Merger Agreement. Ranger Holdco is party to that certain equity commitment letter, dated September 14, 2005 (the “Equity Commitment Letter”), with Barington Equity Partners, Barington Offshore, Parche, Starboard, RCG Halifax Fund, Ltd. and Ramius Master Fund, Ltd. (collectively, the “Investors”), pursuant to which the Investors committed to provide up to $20 million to Ranger Holdco to fund a portion of the equity required to consummate the Merger in exchange for an equity investment in Ranger Holdco. The capital contribution will be in the form of shares of Common Stock, valued at $7.81 per share, as well as cash. In exchange for their investment, the Investors will receive equity in Ranger Holdco and, as a group, will have the right to designate two directors of the Ranger Holdco board and will be reimbursed for up to $220,000 of expenses incurred in connection with their investment. References to, and descriptions of, the Equity Commitment Letter are qualified in their entirety by reference to a copy of the Equity Commitment Letter included as Exhibit 99.4 and is incorporated herein in its entirety where such references and descriptions appear.

Pursuant to the Voting Agreement, the Stockholders, who own in the aggregate 3,016,030 shares of Common Stock2, which represents approximately 12% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 12% of the currently outstanding voting power of the Company3, have agreed to vote (or cause to be voted) their shares of Common Stock (a) in favor of approval of the Merger and the adoption and approval of the Merger Agreement; (b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement, and against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; and (c) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (i) any material change in the capitalization of the Company or any subsidiary of the Company, or the corporate structure of the Company or any subsidiary of the Company; or (ii) any other action that is intended, or could reasonably be expected to, materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. The Stockholders granted an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement. The Stockholders, in their capacities as stockholders, also have agreed that they will not, and will cause each of their representatives not to take any action that would constitute a breach of the non-solicitation provisions of the Merger Agreement if such action were taken by the Company.

[1]	Consists of 3,016,030 shares of Common Stock beneficially owned by the Stockholders. By virtue of the Stockholders’ ownership of the Common Stock in the amounts described above, the Stockholders hold shares of Common Stock representing approximately 12% of the currently outstanding voting power of the Company.
[2]	See Footnote (1).
[3]	The share ownership percentages described in this Statement are based on 25,163,018 shares of Common Stock actually issued and outstanding as of September 7, 2005.

In addition, the Stockholders shall not cause or permit any Transfer (as defined below) of any shares of Common Stock to be effected or make any offer regarding any Transfer of any of the shares of Common Stock, other than a transfer by will or operation of law, in which case the Voting Agreement will bind the transferee, in connection with estate and charitable planning purposes or by distribution or transfer to partners, members, stockholders or affiliates of the Stockholders, or otherwise, so long as the transferee, prior to such Transfer, executes a counterpart of the Voting Agreement (with such modifications as Ranger Holdco may reasonably request solely to reflect such Transfer). As used herein, the term “Transfer” means, with respect to any shares of Common Stock: (a) the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the gift, placement in trust, or the Constructive Sale (as defined below) or other disposition of any shares of Common Stock (excluding transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof; (b) any offer to make such a sale, transfer, Constructive Sale or other disposition; and (c) each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing (in each case other than liens in favor of broker-dealers extending margin credit provided such margin credit was obtained in the ordinary course of the Stockholder’s business). As used herein, the term “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. The Stockholders also cannot deposit or permit the deposit of any shares of Common Stock in a voting trust, grant any proxy in respect of any shares of Common Stock or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of the Voting Agreement, with respect to any shares of Common Stock. The Voting Agreement expires at the earlier of: (i) such date and time as the Merger Agreement shall have been terminated, (ii) such date and time as the Merger shall become effective or (iii) February 28, 2006.

The purpose of the Voting Agreement is to enable the Company and Ranger Holdco to consummate the transactions contemplated by the Merger Agreement.

References to, and descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 99.2 and 99.3, respectively, and are incorporated herein in their entirety where such references and descriptions appear.

(c) Not applicable.

(d) The directors of Merger Sub at the effective time of the Merger (the “Effective Time”) shall, from and after the Effective Time, be the directors of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

(e) Other than as a result of the Merger described in this Item 4, not applicable.

(f) Not applicable.

(g) As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the certificate of incorporation of the surviving corporation shall be amended and restated to read the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law and the certificate of incorporation of the surviving corporation, provided, that such certificate of incorporation shall provide that the name of the surviving corporation is “Register.com, Inc.” and shall include the provisions required by the Merger Agreement to be included therein.

As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the bylaws of the surviving corporation shall be amended and restated to read the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law, the certificate of incorporation of the surviving corporation and the bylaws of the surviving corporation, provided, that such bylaws shall include the provisions required by the Merger Agreement to be included therein.

(h)-(i) If the Merger is consummated as planned, the Reporting Persons anticipate that the surviving corporation will be a wholly-owned subsidiary of Ranger Holdco and that Ranger Holdco will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

(j) Except as set forth in this Item 4, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the persons referred to in Schedule A or Schedule B attached hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Statement, no Reporting Person owns any shares of Common Stock. However, as a result of the Voting Agreement, Ranger Holdco may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,016,030 shares of Common Stock, which represents approximately 12% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreement. Vector Capital is currently the sole stockholder of Ranger Holdco. As a result, Vector Capital may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Ranger Holdco.

Each of the Reporting Persons disclaims beneficial ownership of any Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Except as disclosed in this Statement, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the persons referred to in Schedule A or Schedule B attached hereto, is entitled to any rights of a stockholder of the Company. Except as disclosed in this Statement, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the persons referred to in Schedule A or Schedule B attached hereto, has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as disclosed in this Statement, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the individuals referred to in Schedule A or Schedule B attached hereto, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the Voting Agreement and the Equity Commitment Letter incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Schedule A and Schedule B attached hereto or between such persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement dated September 23, 2005, by and between Vector Capital Corporation and Ranger Holdco, Inc.

99.2	Agreement and Plan of Merger dated as of August 9, 2005, by and among Register.com, Inc., Ranger Holdco, Inc. and Ranger Mergerco, Inc. (incorporated herein by reference to the Current Report on Form 8-K filed by Register.com, Inc. on August 9, 2005)

99.3	Form of Voting Agreement dated as of September 14, 2005 by Ranger Holdco, Inc. and each of Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd. (BVI), Parche, LLC and Starboard Value & Opportunity Fund, LLC.

99.4	Equity Commitment Letter dated as of September 14, 2005, by and among Ranger Holdco, Inc., Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd. (BVI), Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Halifax Fund, Ltd. and Ramius Master Fund, Ltd.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2005

VECTOR CAPITAL CORPORATION

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	President

RANGER HOLDCO, INC.

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Joint Filing Agreement dated September 23, 2005, by and between Vector Capital Corporation and Ranger Holdco, Inc.

99.2	Agreement and Plan of Merger dated as of August 9, 2005, by and among Register.com, Inc., Ranger Holdco, Inc. and Ranger Mergerco, Inc. (incorporated herein by reference to the Current Report on Form 8-K filed by Register.com, Inc. on August 9, 2005)

99.3	Form of Voting Agreement dated as of September 14, 2005 by Ranger Holdco, Inc. and each of Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd. (BVI), Parche, LLC and Starboard Value & Opportunity Fund, LLC.

99.4	Equity Commitment Letter dated as of September 14, 2005, by and among Ranger Holdco, Inc., Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd. (BVI), Parche, LLC, Starboard Value & Opportunity Fund, LLC, RCG Halifax Fund, Ltd. and Ramius Master Fund, Ltd.